Hennessy Capital Acquisition Corp. IV

3485 N. Pines Way, Suite 110

Wilson, Wyoming 83014

(307) 734-7879

February 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Hennessy Capital Acquisition Corp. IV
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 22, 2018
CIK No. 0001750153

Dear Ms. Yale:

Hennessy Capital Acquisition Corp. IV (the “Company,” “Hennessy Capital,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated November 5, 2018 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary, page 1

1.	We note the added disclosure on page 24 concerning a $500,000 fee payable to your Chief Operating Officer. Please revise the Summary on page 5 to highlight this incentive payment.

We have revised the summary of the Registration Statement (page 3) in response to the Staff’s comment.

Underwriting (Conflicts of Interest), page 143

2.	We acknowledge your response to prior comment 15, and your revised disclosure that Nomura will be paid a market-based commitment fee on the gross proceeds from the sale of the forward purchase shares upon the announcement of a definitive agreement for your initial combination. Please revise to disclose the amount of the fee. Additionally, as noted in our prior comment, please revise the table on page 144 to disclose the value of the forward purchase agreement.

We hereby advise the Staff that Nomura will no longer receive a commitment fee based on the gross proceeds from the sale of the forward purchase shares. Instead, Nomura will receive a fixed fee of $2.5 million with respect to its commitment under the forward purchase agreement. Accordingly, we have revised the table in the Registration Statement (page 150) to disclose that commitment fee in response to the Staff's comment.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 11, 2019

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Hennessy Capital’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

HENNESY CAPITAL ACQUISITION CORP. IV

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Skadden, Arps, Slate, Meagher & Flom LLP